Exhibit 99.5

Plan of Arrangement
Under Section 182 of the
Business Corporations AcT (Ontario)

Article 1
DEFINITIONS AND INTERPRETATION

1.1              Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"affiliate" has the meaning ascribed thereto in the OBCA;

"Applicable Stock Exchange" means the TSX or the TSXV;

"Arrangement" means the arrangement of Premier under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated December 16, 2020 among Equinox Gold, Premier and SpinCo, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Premier Securityholders approving the Arrangement and this Plan of Arrangement which is to be considered at the Premier Meeting;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to Equinox Gold and Premier, each acting reasonably;

"Business Day" means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

"Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

"Change of Control" has the meaning ascribed thereto in the Premier RSU Plan;

"Consideration Shares" means the Equinox Gold Shares to be issued to Participating Premier Shareholders pursuant to Section 2.4(p);

"Court" means the Ontario Superior Court of Justice (Commercial List);

"Depositary" has the meaning ascribed thereto in the Arrangement Agreement;

"Director" means the Director appointed pursuant to section 278 of the OBCA;

"Dissent Rights" has the meaning specified in Section 3.1;

"Dissenting Shareholder" means a registered Premier Shareholder who has validly exercised its Dissent Rights pursuant to Article 3 and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Premier Shares for which Dissent Rights have been validly exercised by such registered Premier Shareholder;

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"DRS Advice" means a Direct Registry System Advice;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means the commencement of the day on the Effective Date, or such other time on the Effective Date as the Parties may agree to in writing before the Effective Date;

"Encumbrance" means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing

"Equinox Gold" means Equinox Gold Corp., a corporation existing under the laws of British Columbia;

"Equinox Gold Exchange Ratio" means 0.1967;

"Equinox Gold Shares" means the common shares in the capital of Equinox Gold;

"Equinox Gold Stock Option Plan" means the amended and restated stock option plan of Equinox Gold dated October 30, 2019;

"Escrow Release Conditions" shall have the meaning ascribed thereto in the SpinCo Subscription Receipt Agreement;

"Escrow Release Deadline" shall have the meaning ascribed thereto in the SpinCo Subscription Receipt Agreement;

"Final Order" means the final order of the Court pursuant to section 182(5)(f) of the OBCA in a form acceptable to Equinox Gold and Premier, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Equinox Gold and Premier, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Equinox Gold and Premier, each acting reasonably) on appeal;

"final proscription date" has the meaning ascribed thereto in Section 4.7;

"Fractional Equinox Gold Share" means 0.1967 of an Equinox Gold Share;

"Fractional SpinCo Share" means 0.4 of a SpinCo Share;

"Interim Order" means the interim order of the Court pursuant to section 182(5) of the OBCA after being informed of the intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the New Premier Shares, the SpinCo Distribution Shares, the Consideration Shares, the Replacement Premier Options, the Replacement SpinCo Options and the Replacement Equinox Gold Options pursuant to the Arrangement, in a form acceptable to Equinox Gold and Premier, each acting reasonably, providing for, among other things, the calling and holding of the Premier Meeting, as such order may be amended by the Court with the consent of Equinox Gold and Premier, each acting reasonably;

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"In The Money Amount" in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

"New Premier Share Exchange Value" means the amount, in dollars, equal to the Premier Share Exchange Value minus the SpinCo Share Exchange Value;

"New Premier Share Per Share Consideration" means, for each New Premier Share, 0.1967 of an Equinox Gold Share;

"New Premier Shares" has the meaning set out in Section 2.4(j);

"OBCA" means the Business Corporations Act (Ontario);

"Participating Premier Shareholders" means (i) holders of Premier Shares immediately prior to the Effective Time, other than any Dissenting Shareholders, (ii) former holders of Premier RSUs who receive Premier Shares in consideration for their Premier RSUs pursuant to Section 2.4Error! Reference source not found., and (iii) former holders of Premier DSUs who receive Premier Shares in consideration for their Premier DSUs pursuant to Section 2.4(h);

"Parties" means Premier and Equinox Gold, collectively, and "Party" means either of them, as applicable;

"Person" means any individual, firm, corporation, partnership, trust, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Entity or instrumentality or other entity of any kind;

"Plan of Arrangement" means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the Arrangement Agreement, Section 5.1 of this Plan of Arrangement or the Interim Order, or made at the direction of the Court in the Final Order with the prior written consent of Equinox Gold and Premier, each acting reasonably;

"Premier" means Premier Gold Mines Limited, a corporation existing under the OBCA;

"Premier Board" means the board of directors of Premier;

"Premier Circular" means the notice of the Premier Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Premier Securityholders in connection with the Premier Meeting, as amended, supplemented or otherwise modified from time to time;

"Premier Change of Control Resolution" means a resolution of the Premier Board that a Change of Control is imminent;

"Premier COC Payments" has the meaning ascribed thereto in the Arrangement Agreement;

"Premier Contribution Agreement" has the meaning ascribed thereto in the Arrangement Agreement;

"Premier Deferred Share Unit Plan" means the amended and restated deferred share unit plan of Premier dated June 25, 2019;

"Premier DSU" means the outstanding deferred share units issued under the Premier Deferred Share Unit Plan;

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"Premier DSU Holder" means a holder of outstanding Premier DSUs;

"Premier Employee Payment Agent" has the meaning ascribed thereto in the Arrangement Agreement;

"Premier Measurement Date" means (i) the first day following the Effective Time (which, for the avoidance of doubt, shall include the Effective Date) on which both the Premier Shares and SpinCo Shares are traded on an Applicable Stock Exchange, whether such trading occurs on an "if, as and when issued" basis or on a "regular" basis, or (ii) if the condition in clause (i) is not satisfied prior to the Premier Shares being de-listed from the TSX, the last day prior to the Effective Date on which the Premier Shares are traded on the TSX;

"Premier Meeting" means the special meeting of Premier Securityholders, including any adjournment or postponement thereof, in accordance with the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution, the Premier Share Incentive Plan Amendments Resolution and the SpinCo Omnibus Incentive Plan Resolution;

"Premier Optionholder" means a holder of outstanding Premier Options;

"Premier Options" means the outstanding options to purchase Premier Shares granted under the Premier Share Incentive Plan;

"Premier Portion" means the difference, calculated to six decimal places, obtained when (i) the SpinCo Portion, is deducted from (ii) one;

"Premier Restricted Share Unit Plan" means the amended and restated restricted share unit plan of Premier dated June 25, 2019;

"Premier RSU" means the outstanding restricted share units issued under the Premier Restricted Share Unit Plan;

"Premier RSU Holder" means a holder of outstanding Premier RSUs;

"Premier Securityholders" means the Premier Shareholders and the Premier Optionholders;

"Premier Share Exchange Value" means the amount, in dollars, equal to the volume-weighted average trading price of a Premier Share on the TSX on the Premier Measurement Date;

"Premier Share Incentive Plan" means the amended and restated share incentive plan of Premier dated May 23, 2019, most recently approved by the Premier Shareholders on June 25, 2019;

"Premier Share Incentive Plan Amendments" means the amendments to the Premier Share Incentive Plan contemplated by the Premier Share Incentive Plan Amendments Resolution and approved by the Premier Shareholders at the Premier Meeting;

"Premier Share Incentive Plan Amendments Resolution" has the meaning ascribed thereto in the Premier Circular;

"Premier Share Per Share Consideration" means, for each Premier Share:

(a)       one New Premier Share, and

(b)       0.4 of a SpinCo Share;

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"Premier Shareholder" means a holder of outstanding Premier Shares;

"Premier Shares" means the shares in the capital of Premier designated as "Common Shares", but for greater certainty does not include the New Premier Shares;

"Premier USA" means Premier Gold Mines USA, Inc., a corporation existing under the laws of the State of Delaware and a wholly-owned subsidiary of Premier;

"Premier USA Ownership Interests" has the meaning ascribed thereto in the Arrangement Agreement;

"Premier USA Shares" means the common stock in the capital of Premier USA;

"Premier Warrants" means (i) the warrants to purchase of up to 1,500,000 Premier Shares issued to Investec Bank plc on January 24, 2019 at an exercise price of $2.17 per Premier Share until January 24, 2022, and (ii) the warrants to purchase up to 2,000,000 Premier Shares issued to Orion Mine Finance Fund II LP on January 31, 2019 at an exercise price of $2.05 per Premier Share until January 31, 2022;

"Replacement Equinox Gold Option" has the meaning set out in Section 2.4(q);

"Replacement Premier Option" has the meaning set out in Section 2.4(m)(i);

"Replacement SpinCo Option" has the meaning set out in Section 2.4(m)(ii);

"SpinCo" means i-80 Gold Corp., a corporation existing under the laws of the Province of British Columbia and a wholly-owned subsidiary of Premier;

"SpinCo Consideration Shares" has the meaning ascribed thereto in the Arrangement Agreement;

"SpinCo Distribution Shares" means the SpinCo Shares to be distributed to Participating Premier Shareholders pursuant to the Arrangement, representing seventy percent (70%) of the SpinCo Shares issued and outstanding immediately prior to the Effective Time;

"SpinCo Measurement Date" means (i) the first day following the Effective Time (which, for the avoidance of doubt, shall include the Effective Date) on which both the Premier Shares and SpinCo Shares are traded on an Applicable Stock Exchange, whether such trading occurs on an "if, as and when issued" basis or on a "regular" basis, provided that if the condition in clause (i) is not satisfied prior to the Premier Shares being de-listed from the TSX, the SpinCo Measurement Date shall mean (ii) the first day following the Effective Time on which the SpinCo Shares are traded on an Applicable Stock Exchange, whether such trading occurs on an "if, as and when issued" basis or on a "regular" basis, or (iii) if the SpinCo Shares are not listed on an Applicable Stock Exchange within two (2) Business Days following the Effective Date, shall mean the Premier Measurement Date;

"SpinCo Omnibus Share Incentive Plan" means the omnibus share incentive plan of SpinCo to be considered and approved by the Premier Shareholders at the Premier Meeting;

"SpinCo Portion" means the quotient, calculated to six decimal places, obtained when (i) the SpinCo Share Exchange Value, is divided by (ii) the Premier Share Exchange Value;

"SpinCo Share Exchange Value" means the amount, in dollars, equal to the volume-weighted average trading price of a SpinCo Share on an Applicable Stock Exchange on the SpinCo Measurement Date, provided that if the SpinCo shares are not listed on an Applicable Stock Exchange within two (2) Business Days following the Effective Date, the SpinCo Share Exchange Value shall mean the amount, in dollars, equal to the Premier Share Exchange Value minus the product obtained when the volume-weighted average trading price of an Equinox Share on the Premier Measurement Date is multiplied by the Equinox Gold Exchange Ratio;

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"SpinCo Shares" means the common shares in the capital of SpinCo;

"SpinCo Subscription Receipt Agreements" means each subscription receipt agreement to be entered into by SpinCo prior to the Effective Date providing for (i) the issuance of each class of SpinCo Subscription Receipts and (ii) the conversion of the SpinCo Subscription Receipts into SpinCo Shares (and, to the extent applicable, into SpinCo Warrants) upon satisfaction (or, to the extent applicable, waiver) of the Escrow Release Conditions;

"SpinCo Subscription Receipts" has the meaning ascribed thereto in the Premier Circular;

"SpinCo Warrants" means a warrant to acquire a SpinCo Share on the terms and conditions contained in the applicable SpinCo Subscription Receipt Agreement;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Transmittal Documents" has the meaning set out in Section 4.2(c);

"Transmittal Letter" has the meaning set out in Section 4.1;

"TSX" means the Toronto Stock Exchange;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2              Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3              Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, and words importing the use of either gender shall include both genders and neuter.

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1.4              Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5              Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6              Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7              Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein.

Article 2
ARRANGEMENT

2.1              Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2              Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate of Arrangement, if any, shall become effective at the Effective Time, and shall be binding on Premier, Equinox Gold, SpinCo, all registered holders and beneficial owners of Premier Shares, including all Dissenting Shareholders, all holders of Premier Options, Premier RSUs, Premier DSUs and Premier Warrants, the registrar and transfer agent of Premier, the Depositary, the Premier Employee Payment Agent and all other Persons, at and after the Effective Time, without any further act or formality required on the part of any Person.

2.3              Filing of Articles of Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.4 has become effective in the sequence and at the times set out therein.

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2.4              Arrangement

Commencing at the Effective Time, each of the following transactions or events shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any Person, in each case, unless specifically provided otherwise in this Section 2.4, effective as at two minute intervals starting at the Effective Time:

(a)	each Premier Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Premier for cancellation and shall be cancelled and:
(i)	such Dissenting Shareholder shall cease to be the holder of such Premier Shares and to have any rights as a Premier Shareholder other than the right to be paid fair value for such Premier Shares by Premier in accordance with Article 3 (out of Premier funds not directly or indirectly provided by Equinox Gold or its affiliates); and
(ii)	the name of such Dissenting Shareholder shall be removed from Premier's register of Premier Shares as a holder of Premier Shares;
(b)	concurrently with the surrender and cancellation of the Premier Shares held by Dissenting Shareholders pursuant to Section 2.4(a), the amount of the stated capital account maintained by Premier in respect of the Premier Shares shall be reduced by an amount equal to the product obtained when (A) the amount of the stated capital account maintained by Premier in respect of the Premier Shares immediately prior to the Effective Time, is multiplied by (B) a fraction, the numerator of which is the number of Premier Shares surrendered and cancelled pursuant to Section 2.4(a), and the denominator of which is the number of Premier Shares outstanding immediately prior to the Effective Time;
(c)	Premier shall transfer, and shall be deemed to have transferred, the Premier USA Ownership Interests to SpinCo, free and clear of all Encumbrances, in consideration for the issuance by SpinCo to Premier of the SpinCo Consideration Shares, all as more particularly provided for in the Premier Contribution Agreement, and upon such transfer and issuance:
(i)	Premier shall be entered in SpinCo's register of holders of SpinCo Shares in respect of the SpinCo Consideration Shares; and
(ii)	SpinCo shall be entered in Premier USA's register of holders of Premier USA Shares in respect of the Premier USA Shares transferred by Premier to SpinCo in accordance with the Premier Contribution Agreement and this Section 2.4(c);
(d)	the Premier Change of Control Resolution shall become effective;
(e)	each Premier RSU held by a Premier RSU Holder immediately prior to the Effective Time shall immediately vest, and upon such vesting each such vested Premier RSU shall immediately be redeemed, and be deemed to be redeemed, by Premier and cancelled in consideration for the issue by Premier from treasury to the holder of such Premier RSU of one fully paid and non-assessable Premier Share for each Premier RSU so redeemed, and upon such redemption:

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(i)	such Premier RSU Holder shall cease to be the holder of such Premier RSUs and to have any rights as a Premier RSU Holder other than the right to receive the Premier Shares to which they are entitled under this Section 2.4(e)(i);
(ii)	the name of such Premier RSU Holder shall be removed from the register of RSUs maintained by or on behalf of Premier; and
(iii)	the holder of such redeemed Premier RSUs shall be entered in Premier's register of holders of Premier Shares in respect of the Premier Shares which such holder is entitled to receive in accordance with this Section 2.4(e);
(f)	the Premier Restricted Share Unit Plan and all agreements relating to the Premier RSUs shall be terminated and shall be of no further force and effect;
(g)	each Premier DSU Holder shall resign from, and shall be deemed to have immediately resigned from, the Premier Board and the board of directors of any affiliate of Premier;
(h)	following the resignation of the Premier DSU Holders in accordance with Section 2.4(g), each Premier DSU held by a Premier DSU Holder immediately prior to the Effective Time shall immediately be redeemed, and be deemed to be redeemed, by Premier and cancelled in consideration for the issue by Premier from treasury to the holder of such Premier DSU of one fully paid and non-assessable Premier Share for each Premier DSU so redeemed, pursuant to Section 3.04(e)(i) of the Premier Deferred Share Unit Plan, and upon such redemption:
(i)	such Premier DSU Holder shall cease to be the holder of such Premier DSUs and to have any rights as a Premier DSU Holder other than the right to receive the Premier Shares to which they are entitled under this Section 2.4(h);
(ii)	the name of such Premier DSU Holder shall be removed from the register of DSUs maintained by or on behalf of Premier; and
(iii)	the holder of such redeemed Premier DSUs shall be entered in Premier's register of holders of Premier Shares in respect of the Premier Shares which such holder is entitled to receive in accordance with this Section 2.4(h);
(i)	the Premier Deferred Share Unit Plan and all agreements relating to the Premier DSUs shall be terminated and shall be of no further force and effect;
(j)	as part of the reorganization of Premier's share capital contemplated by this Section 2.4, the articles of Premier shall be amended to create a new class of shares, of which an unlimited number of shares may be issued, to be designated as "Class B Common Shares" (the "New Premier Shares") and having the rights, privileges, restrictions and conditions set out in Appendix "A" to this Plan of Arrangement;
(k)	SpinCo shall adopt, and shall be deemed to have adopted, the SpinCo Omnibus Share Incentive Plan;
(l)	the Premier Share Incentive Plan Amendments shall become effective;

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(m)	concurrently with the Premier Share Incentive Plan Amendments becoming effective, each holder of a Premier Option that is outstanding immediately prior to the Effective Time will simultaneously:
(i)	dispose of, and be deemed to have disposed of, the Premier Portion of each such Premier Option held by such holder immediately prior to the Effective Time to Premier, free and clear of all Encumbrances, and as the sole consideration therefor Premier will grant to such holder an option, pursuant to the Premier Share Incentive Plan, to purchase a New Premier Share (a "Replacement Premier Option"), which Replacement Premier Option will (A) have an exercise price (which shall be rounded to the nearest whole cent, with 0.5 being rounded upwards) equal to the product obtained when the exercise price payable to acquire a Premier Share under the Premier Option of which the Premier Portion is disposed of by such holder pursuant to this Section 2.4(m)(i) is multiplied by the Premier Portion, (B) have the same expiry date as the expiry date of such Premier Option, (C) with respect to holders whose compensatory options are subject to tax under the U.S. Tax Code, will not provide additional benefits to the extent precluded under U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(F), and (D) may not be exercised prior to the day immediately following the SpinCo Measurement Date; and
(ii)	dispose of, and be deemed to have disposed of, the SpinCo Portion of each such Premier Option held by such holder immediately prior to the Effective Time to SpinCo, free and clear of all Encumbrances, and as the sole consideration therefor SpinCo will grant to such holder an option, pursuant to the SpinCo Omnibus Share Incentive Plan, to purchase a Fractional SpinCo Share (a "Replacement SpinCo Option"), which Replacement SpinCo Option will (A) have an exercise price (which shall be rounded up to the nearest whole cent, with 0.5 being rounded upwards) for such Fractional SpinCo Share equal to the product obtained when the exercise price payable to acquire a Premier Share under the Premier Option of which the SpinCo Portion is disposed of by such holder pursuant to this Section 2.4(m)(ii) is multiplied by the SpinCo Portion, (B) have the same expiry date as the expiry date of such Premier Option, (C) with respect to holders whose compensatory options are subject to tax under the U.S. Tax Code, will not provide additional benefits to the extent precluded under U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(F), and (D) may not be exercised prior to the day immediately following the SpinCo Measurement Date, such that, for each Premier Share that a holder would have been entitled to acquire pursuant to a Premier Option, the holder will instead be entitled to acquire one New Premier Share pursuant to the corresponding Replacement Premier Option and a Fractional SpinCo Share pursuant to the corresponding Replacement SpinCo Option, and upon such disposition and exchange each Premier Option will be cancelled and terminated. For greater certainty, the exchange of the Premier Options for Replacement Premier Options and Replacement SpinCo Options pursuant to this Section 2.4(m) is intended to be governed by subsection 7(1.4) of the Tax Act such that the exercise price of the Replacement Premier Options, or the Replacement SpinCo Options, as the case may be, will be increased such that the aggregate In The Money Amount of the Replacement Premier Options and Replacement SpinCo Options immediately after the exchange does not exceed the In The Money Amount of the Premier Options immediately before the exchange and, with respect to holders whose compensatory Premier Options are subject to tax under the U.S. Tax Code, in a manner that complies with U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(D), and this Section 2.4(m) shall be applied and construed in accordance with such intention;

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(n)	Premier's share capital shall be reorganized such that each Premier Share issued and outstanding immediately before the reorganization of Premier's share capital pursuant to this Section 2.4(n) (including, for the avoidance of doubt, any Premier Shares issued to former holders of Premier RSUs or Premier DSUs under Section 2.4(e) or Section 2.4(h), but excluding any Premier Shares surrendered and cancelled in accordance with Section 2.4(a)) shall be simultaneously transferred by the holders thereof to Premier, free and clear of all Encumbrances, in exchange for the Premier Share Per Share Consideration, and upon such exchange:
(i)	each such exchanged Premier Share shall be cancelled, and the holders of such exchanged Premier Shares shall be removed from Premier's register of holders of Premier Shares;
(ii)	each holder of such exchanged Premier Shares shall be entered in Premier's register of holders of New Premier Shares in respect of the New Premier Shares which such holder is entitled to receive in accordance with this Section 2.4(n);
(iii)	Premier shall be removed from SpinCo's register of holders of SpinCo Shares in respect of the SpinCo Distribution Shares; and
(iv)	each holder of such exchanged Premier Shares shall be entered in SpinCo's register of holders of SpinCo Shares in respect of the SpinCo Distribution Shares which such holder is entitled to receive in accordance with this Section 2.4(n);
(o)	concurrently with the exchange in Section 2.4(n):
(i)	the amount of the stated capital account maintained by Premier in respect of the Premier Shares shall be reduced to nil, and
(ii)	there shall be added to the stated capital account maintained by Premier in respect of the New Premier Shares, in respect of the New Premier Shares issued pursuant to Section 2.4(n), the amount by which (A) the reduction in the "paid-up capital" (within the meaning of the Tax Act) of the Premier Shares pursuant to Section 2.4(o)(i), exceeds (B) the fair market value of the SpinCo Distribution Shares issued to Participating Premier Shareholders pursuant to Section 2.4(n);
(p)	each New Premier Share issued to a Participating Premier Shareholder pursuant to Section 2.4(n) shall be, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Equinox Gold in exchange for the New Premier Share Per Share Consideration, and upon such exchange:
(i)	each holder of such New Premier Shares shall cease to be the holder thereof and to have any rights as a Premier Shareholder other than the right to be paid the New Premier Share Per Share Consideration for their New Premier Shares in accordance with this Plan of Arrangement;

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(ii)	each such exchanged New Premier Share shall be cancelled, and the holders of such exchanged New Premier Shares shall be removed from Premier's register of holders of New Premier Shares;
(iii)	Equinox Gold shall be deemed to be the transferee of such New Premier Shares free and clear of all Encumbrances, and shall be entered in the register of the New Premier Shares maintained by or on behalf of Premier; and
(iv)	each holder of such exchanged New Premier Shares shall be entered in Equinox's central securities register in respect of the Equinox Gold Shares which such holder is entitled to receive in accordance with this Section 2.4(p);
(q)	each Replacement Premier Option issued to a Premier Optionholder pursuant to Section 2.4(m)(i) shall be, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, and as the sole consideration therefor Equinox Gold will grant to such holder an option, pursuant to the Equinox Gold Stock Option Plan, to purchase a Fractional Equinox Gold Share (a "Replacement Equinox Gold Option"), which Replacement Equinox Gold Option will (A) have an exercise price (which shall be rounded up to the nearest whole cent) for such Fractional Equinox Gold Share equal to the exercise price payable to acquire one New Premier Share under the Replacement Premier Option which is disposed of by such holder pursuant to this Section 2.4(q), (B) notwithstanding sections 7.7 or 9.1(c) of the Equinox Gold Stock Option Plan, have the same expiry date as the expiry date of such Replacement Premier Option, (C) with respect to holders whose compensatory options are subject to tax under the U.S. Tax Code, will not provide additional benefits to the extent precluded under U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(F), and (D) may not be exercised prior to the day immediately following the SpinCo Measurement Date, such that, for each New Premier Share that a holder would have been entitled to acquire pursuant to a Replacement Premier Option, the holder will instead be entitled to acquire a Fractional Equinox Gold Share pursuant to the corresponding Replacement Equinox Gold Option, and upon such disposition and exchange each Replacement Premier Option will be cancelled and terminated. For greater certainty, the exchange of the Replacement Premier Options for Replacement Equinox Gold Options pursuant to this Section 2.4(q) is intended to be governed by subsection 7(1.4) of the Tax Act such that the In The Money Amount of the Replacement Equinox Gold Options immediately after the exchange does not exceed the In The Money Amount of the Replacement Premier Options immediately before the exchange and, with respect to holders whose compensatory Replacement Premier Options are subject to tax under the U.S. Tax Code, in a manner that complies with U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(D), and this Section 2.4(q) shall be applied and construed in accordance with such intention;
(r)	the Premier Share Incentive Plan and all agreements relating to the Premier Options and Replacement Premier Options shall be terminated and shall be of no further force and effect;
(s)	each Premier Warrant outstanding prior to the Effective Date shall be adjusted in accordance with its terms such that the holder of such Premier Warrant shall be entitled to receive, upon due exercise of such Premier Warrant and payment to Equinox of the original exercise price as set forth in such Premier Warrant:

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(i)	a Fractional Equinox Gold Share for each Premier Share that was issuable upon due exercise of the Premier Warrant prior to the Effective Time; and
(ii)	a Fractional SpinCo Share for each Premier Share that was issuable upon due exercise of the Premier Warrant immediately prior to the Effective Time,

and upon the exercise of any Premier Warrants following the Effective Time:

(iii)	SpinCo shall, forthwith upon receipt of written notice from Equinox from time to time, issue, as directed by Equinox, that number of SpinCo Shares as may be required to satisfy the exercise of such Premier Warrants; and
(iv)	Equinox shall, as agent for SpinCo, collect from the holder of such exercised Premier Warrants and pay to SpinCo, as consideration for the issuance of any SpinCo Shares referred to in clause (iii) of this Section 2.4(s), an amount for each Fractional SpinCo Share so issued equal to the exercise price under each such Premier Warrant multiplied by the SpinCo Portion; and
(t)	Premier and the Premier Employee Payment Agent shall cause the Premier COC Payments to be paid to the Persons entitled to such payments, out of the funds deposited by Premier with the Premier Employee Payment Agent in accordance with Section 4.2(a)(iii); and
(u)	upon satisfaction (or, to the extent applicable, waiver) of the Escrow Release Conditions prior to the Escrow Release Deadline, the conversion of the SpinCo Subscription Receipts into SpinCo Shares (and, to the extent applicable, into SpinCo Warrants) shall become effective in accordance with, and at the time stipulated in, the SpinCo Subscription Receipt Agreements.

Article 3
DISSENT RIGHTS

3.1              Rights of Dissent

Registered Premier Shareholders may exercise rights of dissent with respect to their Premier Shares in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order, the Final Order and this Article 3 (the "Dissent Rights"), provided that, notwithstanding subsection 185(6) of the OBCA, written notice setting forth such registered Premier Shareholder's objection to the Arrangement Resolution and exercise of Dissent Rights must be received by Premier not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days preceding the date of the Premier Meeting. Premier Shareholders who duly exercise their Dissent Rights are deemed to have transferred the Premier Shares held by them and in respect of which Dissent Rights have been validly exercised to Premier, as provided in Section (a) and if such Dissenting Shareholders:

(a)	ultimately are entitled to be paid the fair value for such Premier Shares by Premier, will be paid the fair value of such Premier Shares by Premier (out of Premier funds not directly or indirectly provided by Equinox Gold or its affiliates), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Premier Shares; or

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(b)	ultimately are not entitled, for any reason, to be paid the fair value for such Premier Shares by Premier, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

3.2              Recognition of Dissenting Shareholders

From and after the Effective Time, in no case is Premier, Equinox Gold, SpinCo or any other Person required to recognize a Dissenting Shareholder as a holder of Premier Shares in respect of which Dissent Rights have been validly exercised, and the names of the Dissenting Shareholders are to be deleted from Premier's register of holders of Premier Shares in respect of such Premier Shares in accordance with Section (a). In addition to any other restrictions under section 185 of the OBCA, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: holders of Premier Options, holders of Premier RSUs, holders of Premier DSUs, holders of Premier Warrants and holders of Premier Shares who vote or have instructed a proxyholder to vote such Premier Shares in favour of the Arrangement Resolution (but only in respect of such Premier Shares).

Article 4
DELIVERY AND PAYMENT

4.1              Letter of Transmittal

At the time of mailing the notice of the Premier Meeting and accompanying management information circular, Premier shall send a letter of transmittal (a "Transmittal Letter") to each Premier Shareholder at the address of such Premier Shareholder as it appears on the applicable register maintained by or on behalf of Premier in respect of the Premier Shares.

4.2              Delivery and Payment of Consideration Shares and SpinCo Shares

(a)	At or prior to the Effective Time:
(i)	Premier shall deposit with the Depositary, for the benefit of the Participating Premier Shareholders, a sufficient number of SpinCo Shares to satisfy the SpinCo Distribution Shares payable to the Participating Premier Shareholders pursuant to Section 2.4(n);
(ii)	Equinox Gold shall deposit with the Depositary, for the benefit of the Participating Premier Shareholders, a sufficient number of Equinox Gold Shares to satisfy the Consideration Shares payable to the Participating Premier Shareholders pursuant to Section 2.4(p); and
(iii)	Premier shall deposit with the Premier Employee Payment Agent, for the Persons entitled thereto, the Premier COC Payments.
(b)	Following the deposit with the Depositary of the SpinCo Shares and Equinox Gold Shares in the amounts specified in Section 4.2(a), Premier and Equinox Gold, as applicable, will be fully and completely discharged from their respective obligations to pay the SpinCo Distribution Shares or Consideration Shares, as applicable, to the Participating Premier Shareholders, and the rights of such holders will be limited to receiving, from the Depositary, the SpinCo Shares and Consideration Shares to which they are entitled in accordance with this Plan of Arrangement.

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(c)	Until such time as a Participating Premier Shareholder delivers to the Depositary a duly completed Letter of Transmittal, together with such documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depositary or Equinox Gold reasonably requires (the "Transmittal Documents"), the SpinCo Shares and Consideration Shares to which such Participating Premier Shareholder is entitled shall, in each case, following delivery of such SpinCo Shares and Consideration Shares to the Depositary in accordance with Section 4.2(a), be held by the Depositary in trust for such Participating Premier Shareholder for delivery to the Participating Premier Shareholder upon delivery of the Letter of Transmittal and Transmittal Documents, if any, to the Depositary in accordance with this Section 4.2.
(d)	Upon delivery by a Participating Premier Shareholder to the Depositary of (i) a duly completed and executed Letter of Transmittal in respect of Premier Shares held by such Participating Premier Shareholder that were exchanged for New Premier Shares and SpinCo Shares in accordance with Section 2.4, and (ii) with any required Transmittal Documents, including any share certificate(s) or DRS Advice(s) representing such exchanged Premier Shares, the holder of such exchanged Premier Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS Advice representing the Consideration Shares and a certificate or DRS Advice representing the SpinCo Shares to which such holder is entitled to receive in accordance with this Plan of Arrangement, less any amounts withheld pursuant to Section 4.6.
(e)	After the Effective Time and until surrendered for cancellation as contemplated by this Section 4.2, each certificate that immediately prior to the Effective Time represented one or more Premier Shares shall be deemed at all times to represent only the right to receive in exchange therefor the consideration that the holder of such certificate is entitled to receive in accordance with this Plan of Arrangement.

4.3              Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Premier Shares that were exchanged in accordance with Section 2.4 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 2.4. When authorizing such delivery of such certificate representing the Consideration Shares and such certificate representing the SpinCo Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such certificate representing the Consideration Shares and such certificate representing such SpinCo Shares is to be delivered shall, as a condition precedent to the delivery of such certificate representing the Consideration Shares and such certificate representing the SpinCo Shares, give a bond satisfactory to Equinox Gold, SpinCo and the Depositary in such amount as Equinox Gold, SpinCo and the Depositary may direct, or otherwise indemnify Equinox Gold, SpinCo and the Depositary in a manner satisfactory to Equinox Gold, SpinCo and the Depositary, against any claim that may be made against Equinox Gold, SpinCo and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of Premier.

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4.4              Fractional Shares

No fractional SpinCo Shares or fractional Equinox Gold Shares will be delivered to Participating Premier Shareholders pursuant to the Arrangement, and (i) the aggregate number of SpinCo Shares that a Participating Premier Shareholder is otherwise entitled to receive pursuant Section 2.4(n) will, in each case, be rounded down to the next whole number, without any payment or compensation to the Participating Premier Shareholder for any cancelled fraction of a SpinCo Share, and (ii) the aggregate number of Equinox Gold Shares that a Participating Premier Shareholder is otherwise entitled to receive pursuant Section 2.4(p) will, in each case, be rounded down to the next whole number, without any payment or compensation to the Participating Premier Shareholder for any cancelled fraction of an Equinox Gold Share.

4.5              Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Equinox Gold Shares and SpinCo Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Premier Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.2 or Section 4.3. Subject to applicable law and to Section 4.6, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Consideration Shares and certificate representing the SpinCo Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such SpinCo Shares and Consideration Shares.

4.6              Withholding Rights

Equinox Gold, Premier, SpinCo, the Depositary and the Premier Employee Payment Agent shall be entitled to deduct and withhold from the Consideration Shares, SpinCo Shares or other amounts payable to any Person including, for greater certainty, on payments to holders of Premier RSUs or Premier DSUs, under this Plan of Arrangement such amounts as Equinox Gold, Premier, SpinCo, the Depositary and the Premier Employee Payment Agent are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.7              Limitation and Proscription

To the extent that a Participating Premier Shareholder shall not have complied with the provisions of Section 4.2 or Section 4.3 on or before the date that is six years after the Effective Date (the "final proscription date"), then the Consideration Shares and SpinCo Shares that such Participating Premier Shareholder was otherwise entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Depositary shall deliver the certificate representing such cancelled Consideration Shares to Equinox Gold and the certificate representing such cancelled SpinCo Shares to SpinCo, and the interest of the Participating Premier Shareholder in such Consideration Shares and SpinCo Shares to which it was otherwise entitled shall be terminated as of such final proscription date.

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Immediately following the completion of the transactions contemplated by Section 2.4, the following will cease to be a claim against, or interest of any kind or nature whatsoever in, Premier or any of its successors or assigns:

(a)	all Premier Shares (including any Premier Shares issuable on the exercise of any Premier Options, Premier Warrants, Premier DSUs or Premier RSUs);
(b)	all New Premier Shares (including any New Premier Shares issuable on the exercise of any Replacement Premier Options, Premier Warrants, Premier DSUs or Premier RSUs); and
(c)	all Premier Options, Replacement Premier Options, Premier DSUs and Premier RSUs, and any other rights, agreements, understandings or claims to acquire Premier Shares or other securities of Premier (including pursuant to the Premier Warrants).

4.8              Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Premier Shares, Premier Options, Premier RSUs and Premier DSUs issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Premier Shareholders, the Premier Optionholders, Premier RSU Holders and the Premier DSU Holders, and of Premier, Equinox Gold, the Depositary and any transfer agent or other depositary, in relation to the Premier Shares, New Premier Shares, Premier Options, Replacement Premier Options, Premier RSUs and Premier DSUs shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Premier Shares, Premier Options, Premier RSUs or Premier DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

4.9              U.S. Securities Laws Exemption.

Notwithstanding any provision herein to the contrary, the Parties agree that this Plan of Arrangement will be carried out with the intention that all of the New Premier Shares, SpinCo Distribution Shares and Equinox Gold Shares constituting the New Premier Share Per Share Consideration issued pursuant to this Plan of Arrangement, as well as the Replacement Premier Options, Replacement SpinCo Options and Replacement Equinox Gold Options, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof.

Article 5
AMENDMENTS

5.1              Amendments to Plan of Arrangement

(a)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must:
(i)	be set out in writing;
(ii)	be approved by each of the Parties (in each case, acting reasonably);
(iii)	be filed with the Court and, if made following the Premier Meeting, approved by the Court; and
(iv)	be communicated to the Premier Securityholders if and as required by the Court.

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(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Premier at any time prior to the Premier Meeting (provided that Equinox Gold, acting reasonably, has consented thereto in writing) with or without any other prior notice or communication (except to the extent required by the Court), and if so proposed and accepted by the Persons voting at the Premier Meeting (other than as may be required under the Interim Order) becomes part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Premier Meeting is effective only if:
(i)	it is consented to in writing by each of the Parties (in each case, acting reasonably); and
(ii)	if required by the Court, it is consented to by holders of Premier Shares or holders of any other securities of Premier, as applicable, voting in the manner directed by the Court.
(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Equinox Gold, provided that it concerns a matter that, in the reasonable opinion of Equinox Gold, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of SpinCo or any former holder of Premier Shares, Premier Options, Premier Warrants, Premier RSUs or Premier DSUs, and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with Court or communicated to the Premier Shareholders or other securityholders of Premier.

Article 6
FURTHER ASSURANCES

6.1              Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.